Exhibit 99.1

NEVADA GEOTHERMAL POWER INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

     SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

(UNAUDITED)

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited)

	September 30,	June 30,
	2008	2008
ASSETS
Current
Cash and cash equivalents	$3,459,781	$11,686,765
Amounts receivable	164,221	146,310
Marketable securities (Note 5)	114,000	184,000
Prepaid expenses	219,630	137,083
	3,957,632	12,154,158

Restricted Cash (Note 13)	18,137,469	686,997
Property, Plant And Equipment (Note 6)	39,434,005	18,906,523
Interests In Geothermal Properties (Note 7)	59,386,248	51,185,593

	$120,915,354	$82,933,271

LIABILITIES
Current
Accounts payable and accrued liabilities	$13,180,066	$10,736,462
	13,180,066	10,736,462

Deferred Construction Amounts Payable (Note 8)	3,978,113	-
Bank Loan (Note 9)	53,469,456	21,292,125
Cash Settlement Option (Note 9)	1,898,527	-
Asset Retirement Obligation (Note 10)	1,148,214	1,074,261
	73,674,376	33,102,848

SHAREHOLDERS' EQUITY
Share Capital (Note 11)	58,983,403	58,881,390
Contributed Surplus (Note 11)	4,472,721	4,385,478
Accumulated Other Comprehensive (Loss) Income	(30,358)	39,642
Deficit	(16,184,788)	(13,476,087)
	47,240,978	49,830,423

	$120,915,354	$82,933,271

Commitments (Note 13)
Subsequent Events (Note 15)

Approved on behalf of the Board of Directors:

“Brian Fairbank”	“Domenic Falcone”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Month Period
	Ended September 30,
	2008	2007

Operating Expenses
Accounting and audit	$101,259	$7,500
Administration	251,985	110,709
Accretion	20,295	5,480
Amortization	20,384	5,648
Consulting fees	159,356	147,047
Conventions and publishing	69,659	33,617
Foreign exchange loss (gain)	1,809,640	(8,376)
Investor relations	11,050	31,202
Insurance	14,648	16,878
Legal	54,656	57,435
News dissemination	7,385	7,466
Office expenses	37,652	25,159
Rent and telephone	32,745	27,224
Stock-based compensation	126,256	86,447
Transfer agent and regulatory fees	4,862	10,440
Travel and business development	61,827	44,707

	2,783,659	608,583

Other Income
Interest income	74,958	113,827
Option proceeds in excess of mineral property costs	-	3,464

	74,958	117,291

Loss for the period	(2,708,701)	(491,292)

Deficit, beginning of period	(13,476,087)	(10,015,378)

Deficit, end of period	$(16,184,788)	(10,506,670)

Basic and diluted loss per share	$(0.03)	$(0.01)

Weighted average number of common shares issued and outstanding	94,301,026	76,864,660

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Months
	Ended September 30,
	2008	2007
Net loss for the period	$(2,708,701)	$(491,292)
Other comprehensive income
Increase (decrease) in unrealized holding gains on marketable securities	(70,000)	28,284

Comprehensive loss	$(2,778,701)	$(463,008)

	For the Three Months
	Ended September 30,
Accumulated comprehensive income	2008	2007
Balance at beginning of period	$39,642	$50,642
Other comprehensive income (loss) for the period	(70,000)	28,284

Balance at end of the period	$(30,358)	$78,926

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Months
	Ended September 30,
	2008	2007

Cash flows from (used in) operating activities
Loss for the period	$(2,708,701)	$(491,292)
Items not requiring (providing) cash:
Amortization	20,384	5,648
Accretion of cash retirement obligation	20,295	5,480
Foreign exchange (gain) loss on marketable securities	1,423	7,284
Stock-based compensation	126,256	86,447
Adjustments to reconcile net loss to net cash used from (used in) operation activities
(Increase) decrease in accounts receivable	(19,334)	(67,014)
(Decrease) increase in accounts payable	(9,050,796)	(2,510,984)
(Increase) decrease in prepaid expenses	(82,547)	(76,919)

	(11,693,020)	(3,041,350)

Cash flows used in investing activities
Geothermal property interests	(4,535,177)	(3,643,490)
Restricted cash	(17,450,472)	42,828
Acquisition of capital assets	(4,115,038)	(39,717)

	(26,100,687)	(3,640,379)

Cash flows from financing activities
Bank loan	29,503,723	-
Options exercised	63,000	77,125

	29,566,723	77,125

Increase (decrease) in cash and cash equivalents	(8,226,984)	(6,604,604)

Cash and cash equivalents, beginning of period	11,686,765	13,540,315

Cash and cash equivalents, end of period	$3,459,781	$6,935,711

Cash paid during the period for:
Interest	$-	$-
Income taxes	$-	$-

Additional Cash Flow Information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company”) was incorporated on April 13, 1995, under the laws of British Columbia and is currently in the development stage. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

The Company is in the process of exploring, evaluating and developing its geothermal properties. The recoverability of the amounts shown for geothermal properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

As at September 30, 2008, the Company had working capital deficiency of $9,222,434, and had accumulated losses totalling $16,184,788.

In the most recent quarter, the Company raised $191 million (US$180 million) for the continued development of its Blue Mountain power plant project. The Company’s ability to continue as a going concern is dependent upon successful completion of its geothermal projects, such as Blue Mountain, and upon its ability to attain profitable operations. However, there is no assurance that management will be successful in achieving these objectives.

These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars, unless specifically indicated otherwise. They do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in annual financial statements, and therefore should be read in conjunction with the Company’s annual financial statements for the year ended June 30, 2008. The Company applies the same accounting policies and methods in these interim financial statements as those in the audited annual financial statements, except as noted herein:

Changes in Accounting Policies

a)

Effective July 1, 2008, the Company adopted the new CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CIAC 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes in Accounting Policies (Continued)

a)	which the Company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

i)	Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, restricted cash, marketable securities, accounts payable and accrued liabilities, deferred construction amounts payable, bank loan and cash settlement option.

Held-for-trading financial instruments include cash and cash equivalents and restricted cash are initially and subsequently recorded at fair value.

Available for sale financial assets include marketable securities that are initially and subsequently recorded at fair value. Unrealized gains and losses resulting from revaluation are included in other comprehensive income. When the assets are sold or an impairment write-down is required, the accumulated fair value adjustments recognized in equity are included in the income statement. The fair value of marketable securities is based on the market value of the quoted investments.

Amounts receivable are recorded at cost which approximates fair value due to the short-term nature of these assets.

Financial liabilities comprised of accounts payable and accrued liabilities, deferred construction amounts payable and cash settlement option are measured at fair value.

The bank loan is classified as other financial liability and is initially measured at amortized cost.

ii)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the development of the Company’s geothermal properties, and to limit exposure to credit and market risks. The types of risk exposure and the way in which such exposures are managed are as follows:

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes in Accounting Policies (Continued)

	ii)	Financial Instrument Risk Exposure and Risk Management (Continued)

Credit Risk

Credit risk primarily arises from the Company’s cash and cash equivalents, restricted cash and amounts receivable. The risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits and invested in bankers’ acceptance, guaranteed investment certificates and certificates of deposit with various maturity dates. Restricted cash consists of certificates of deposit held with the Bank of the West and guaranteed investment certificates at Royal Bank of Canada. The Company does not invest in asset-backed securities. The Company periodically assesses the quality of its investments and is satisfied with the credit ratings of its banks and their certificates of deposit and guaranteed investment certificates.

Amounts receivable consist of goods and services tax recoverable and amounts due from joint-venture partner. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectable amounts.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short-term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the bank loan. Management prepares annual operating and capital expenditure budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a monthly basis.

During the quarter ended September 30, 2008, draws on cash and cash equivalents and the bank loan were used to fund costs associated with the geothermal properties. At quarter end, the Company’s working capital is negative due primarily to the bank loan draw occurring subsequent to the quarter-end (see Note 15a).

Market Risk

Market risk is comprised of three components: currency risk, interest rate risk and commodity price risk.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008\
(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes in Accounting Policies (Continued)

		ii)	Financial Instrument Risk Exposure and Risk Management (Continued)

			a.	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. The Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risk. The Company’s US operations are not self-sustaining. Changes in the Canadian equivalent amount of US$ denominated net assets are recorded in the statement of loss and deficit.

The Company’s exploration and development costs are denominated in US dollars; fluctuations of the US dollar in relation to the Canadian dollar will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

			b.	Interest rate risk

The Company invests its cash and cash equivalents in certificates of deposit and guaranteed investment certificates and bankers’ acceptances in terms of 90 days or less in order to maintain liquidity while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates.

The bank loan carries a fixed interest rate of 14% and as such, is not subject to interest rate risk.

			c.	Commodity price risk

The Company’s commodity risk relates to power produced. The price of power is impacted by various circumstances surrounding the energy production from natural gas, nuclear, hydro, solar, coal and oil. The Company has mitigated power price risk by signing a 20-year power purchase agreement which establishes a fixed price and escalator.

b)

Effective January 1, 2008, the Company adopted the new CICA guideline of 1535, Capital Disclosures. The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes in Accounting Policies (Continued)

c)

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1506, Accounting Changes, which establishes standards for changes in accounting policies, estimates, or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

	a)	Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook section 3064 – “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and, for the Company, is effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009. The Company is currently assessing the impact of this section.

	b)	International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use International Financial Reporting Standards (“IFRS”), replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of July 1, 2011, will require restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010. The Company has completed a preliminary review of IFRS and will be assessing the impact on the Company’s disclosure requirements.

4.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

	i)	ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern,

	ii)	maintain adequate levels of funding to support the exploration and development of its geothermal properties,

	iii)	maintain investor, creditor and market confidence to sustain future development of the business, and

	iv)	provide returns to shareholders and benefits for other stakeholders

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

4.	CAPITAL MANAGEMENT (Continued)

The Company currently does not have any of its projects producing revenue. The Blue Mountain project is funded by a loan provided from Trust Company of the West (“TCW”). Revenues are expected to begin in 2010. The Pumpernickel Valley project is funded by Sierra Geothermal Power Corp. (“SGC”) until they earn a 50% joint-venture interest. At that time, costs will be shared by both companies. Exploration on the Black Warrior and Crump Geyser projects are currently funded by equity financing. The TCW bank loan has been obtained to fully fund the construction of the Company’s Blue Mountain project. Until the Company generates revenue, it will be dependent upon its equity to fund administration and further exploration of properties other than Blue Mountain.

The Company manages its capital in a manner that provides sufficient funding for exploration and development activities. Annual budgets and rolling forecasts are used to determine the necessary capital requirements. The budgets are prepared by management, approved by the Board of Directors and are updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary.

5.	MARKETABLE SECURITIES

	September 30, 2008		June 30, 2008
	NUMBER		NUMBER
	OF SHARES	AMOUNT	OF SHARES	AMOUNT
Sierra Geothermal Power Corp.
Cost – common shares	400,000	$144,358	400,000	$144,358
Unrealized gain (loss)	-	(30,358)	-	39,642

	400,000	$114,000	400,000	$184,000

6.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2008	June 30, 2008

Computer equipment	$96,484	94,890
Field equipment	161,485	161,630
Office furniture and equipment	60,327	59,723
Computer software	48,407	45,568
Land	156,200	155,280
	522,903	517,091
Accumulated amortization	134,152	113,768
	388,751	403,323
Assets under construction	39,045,254	18,503,200

	$39,434,005	$18,906,523

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

7.	INTERESTS IN GEOTHERMAL PROPERTIES

The acquisition and deferred exploration and development expenditures of the Company’s geothermal property interests, all located in the U.S., are as follows:

	Sep. 30, 2008	June 30, 2008
Blue Mountain Geothermal Project - Nevada	$58,625,579	$50,495,368
Pumpernickel Valley Geothermal Project - Nevada	-	-
Black Warrior Peak Project - Nevada	244,910	204,890
Crump Geyser - Oregon	515,759	485,335
	$59,386,248	$51,185,593

a)	Blue Mountain Project, Nevada

The Company holds a 100% leasehold interest in certain lands located in Humboldt County, Nevada. The leasehold interest covers 4,445 hectares (10,984 acres) on 17 land sections. The interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of 1,295 hectares (3,200 acres) out of a total of the 3,885 hectares (9,600 acres) of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sales of energy for other uses.

At September 30, 2008 the Company has drilled four production wells capable of producing 27.5 – 29.5 (net) MW power and one of the successful production wells could be used for injection if this proves advantageous. During the quarter ended September 30, 2008, the Company drilled well 13-11 that, subject to further work, is not commercial.

The following costs have been incurred on the project:

	For the Three Months	For the Year
	Ended Sep. 30, 2008	Ended June 30, 2008
Acquisition
Property leases, permits and regulatory	$10,179	$109,738

Deferred exploration
Geological and geophysical	213,713	1,118,713
Non-geological consulting	1,302	91,908
Drilling	4,328,379	18,629,907
Camp and field supplies	810,385	2,999,736
Reports and maps	-	38,756
Testing	81,795	697,971
Borrowing costs	2,641,596	1,103,387
Drilling advances	-	402,750
Provision for remediation	42,862	639,536

Costs incurred during the period	8,130,211	25,832,402
Balance, beginning of period	50,495,368	24,662,966

Balance, end of period	$58,625,579	$50,495,368

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

7.	INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

	b)	Pumpernickel Valley Project, Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,680 hectares (6,622 acres). The Company leases geothermal rights from Newmont USA and the United States Bureau of Land Management (“BLM”). Under an agreement with Ormat Nevada Inc. (“Ormat”), the Company gave a right of first refusal for the Pumpernickel project equipment in return for a BLM lease and preferred equipment pricing.

The Newmont lease grants the Company the exclusive geothermal, surface and water rights. The Company pays $3/acre, with all rental payments creditable to royalties due upon production of:

3½% of gross proceeds from electrical power sales (less taxes and transmission costs);
5% of the gross proceeds of a sale of any substances in an arm’s length transaction;
2% of the gross proceeds from the sale of, or manufacture, of bi-products;
10% of net profits from the use of substances at a commercial facility other than an electric power generating facility; and
Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

The BLM lease transferred from Ormat is encumbered by a royalty interest (0.5%) payable to Ehni Enterprises Inc.

In October 2004, the Company entered into an option agreement with Sierra Geothermal Power Corp (“SGC”) under which SGC would finance up to $5-million in exploration and development for a 50% joint-venture interest. The Company and SGC have amended the agreement twice, most recently to revise the earn-in schedule. At September 30, 2008, SGC was not current with its obligations. To complete its earn-in of the 50% joint venture interest, SGC is required to make cash payments and issue stock by December 15, 2008, as follows: (a) $70,000; (b) reimburse exploration and development expenditures totaling $4-million; and (c) 200,000 common shares.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

7.	INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

	b)	Pumpernickel Valley Project, Nevada (Continued) The following costs have been incurred on the project:

	For the Three Months	For the Year
	Ended Sep. 30, 2008	Ended June 30, 2008
Acquisition
Property leases, permits and regulatory	$-	$3,426

Deferred exploration
Camp and field supplies	2,280	8,445
Drilling (recovery)	(7,191)	280,287
Geological and geophysical	11,855	84,616
Non-geological consulting	-	1,378
Reports and maps	-	165
Testing	4,300	1,652
Water analysis	-	1,371
Sierra Geothermal funding and option payments	(11,244)	(381,340)

Costs incurred during the period	-	-
Balance, beginning of period	-	-

Balance, end of period	$-	$-

c)	Crump Geyser, Oregon

On August 1, 2005, the Company leased 2,916 hectares (7,206 acres) of geothermal land located in south-eastern Oregon. The leases are on private land and are subject to a royalty of 3.5% of the gross revenues from the availability, sale or use of electricity.

The following costs have been incurred on the project:

	For the Three Months	For the Year
	Ended Sep. 30, 2008	Ended June 30, 2008
Acquisition
Property leases, permits and regulatory	$(167)	$45,246

Deferred exploration
Camp and field supplies	2,939	1,890
Geological and geophysical	26,256	18,873
Legal and consulting (non-geological)	208	2,650
Reports and maps	1,188	314

Costs incurred during the period	30,424	68,973
Balance, beginning of period	485,335	416,362

Balance, end of period	$515,759	$485,335

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

7.	INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

d)	Black Warrior Peak Project, Nevada

The project is located in Washoe and Churchill Counties, Nevada. The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights. The private leases are subject to a royalty of 3.5% on gross revenue from electricity sales. The Company can purchase the royalty for $1.02 million (US$1.00 million).

The following costs have been incurred on the project:

	For the Three Months	For the Year
	Ended Sep. 30, 2008	Ended June 30, 2008
Acquisition
Property leases, permits and regulatory	$1,494	$43,627

Deferred exploration
Camp and field supplies	3,015	1,538
Drilling	27,977	-
Geological and geophysical	7,534	58,448
Reports and maps	-	30

Costs incurred during the period	40,020	103,643
Balance, beginning of period	204,890	101,247

Balance, end of period	$244,910	$204,890

8.	DEFERRED CONSTRUCTION AMOUNTS PAYABLE

Deferred construction amounts payable consist of $3,192,600 million in deferred payments and holdbacks payable of $785,513. These amounts are due on completion of the Blue Mountain construction project in approximately December 2009.

9.	BANK LOAN

On November 1, 2007, the Company’s wholly owned subsidiary NGP Blue Mountain I LLC (“NGP I”) closed a $20.4 million (US$20.0 million) bridge financing with Glitnir Banki hf (“Glitnir”), secured solely by those assets related to the Blue Mountain project.

Glitnir extended the bridge loan facility of $20.4 million (US$20 million) for the continuing development of the up to 35 gross MW Blue Mountain project in Nevada. The proceeds of the loan financed further developmental drilling, preconstruction efforts for the geothermal power plant, the geothermal well field, related infrastructure and development costs.

In connection with the LNTP contracted with Ormat, in February 2008, the Company and Glitnir amended the loan agreement to grant a $10.2 million (US$10.0 million) letter of credit in favour of ORMAT. The letter of credit expired when the loan agreement matured and required payment of a commitment fee of 0.5% per annum and a letter of credit fee of 4.25% per annum, payable quarterly. On April 1, 2008, Glitnir increased the letter of credit to $15.3 million (US$15.0 million).

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

9.	BANK LOAN (Continued)

On August 29, 2008, the Company closed a financing with TCW, a New York based investment management firm, for up to $191 million (US$180 million). Concurrently, the Company issued a full notice to proceed (“FNTP”) to Ormat, repaid the Glitnir bridge loan, and provided cash as collateral for both the $15.9 million (US$15.0 million) Ormat letter of credit and the $1.5 million (US$1.37 million) Sierra Pacific (name changed to NV Energy Inc. (“NVE”) September 22, 2008) letter of credit. The cash collateral is invested in certificates of deposit at Bank of the West, an AA minus Standard & Poors rated western US bank.

The principal terms of the TCW loan are as follows:

      14% interest per annum over a 15 year term maturing November 30, 2023;
      Interest will be capitalized prior to commercial operation and 6% interest per annum is deferrable to maturity thereafter;
      the minimum principal drawdown is $74 million (US$70 million);
      the principal will be repaid from available cash flow – the lender has the right to pay principal and interest with 60% of available project cash, which will increase to 100% if target loan principle balances are exceeded;
      the lender retains the right to a residual of approximately 7.5% interest in the project at maturity, the “cash settlement option”;
      the last $10.6 million (US$10 million) of the $191 million (US$180 million) commitment, if drawn, results in an increase of the residual interest by 0.5% for each million drawn;
      the loan is subject to a 2% prepayment penalty prior to commercial operation and a make-whole premium equal to the net present value of the remaining payments discounted at the yield of similar maturity United States Treasury securities thereafter;
      a closing fee of $3.8 million (US$3.6 million) (2%) of the commitment was paid to TCW at closing.

The financing provided by TCW is secured by a pledge of all the equity interests of both NGP Blue Mountain Holdco LLC (“Holdco”) and NGP Blue Mountain I LLC (“NGP I”). Holdco’s assets comprise the equity interests of NGP I. Its assets include the Company’s Blue Mountain leases and the electricity generation plant under construction, including project contracts related to the plant, as well as an undivided interest as a co-tenant in the transmission line that will interconnect the plant to NVE’s grid and underlying real estate rights. In addition, TCW has a first priority lien on certain accounts established in connection with the financing to hold the proceeds of advances provided by TCW and revenues generated by operation of the project. TCW also has the right to require that the Company provide TCW with a first priority security interest over substantially all of the assets of NGP I if the Company does not obtain senior construction financing meeting specified requirements to replace a portion of the commitments under the TCW financing within a specified period.

On August 29, 2008, the Company allocated $1,872,461 of the first draw-down of $50,795,296 as the value of the cash settlement option. As at September 30, 2008, the cash settlement option was valued at $1,898,527. The value of the option at maturity date, November 30, 2023, is estimated to be approximately $8.9 million.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

9.	BANK LOAN (Continued)

The change in the fair value for the period of $26,066 is capitalized and is included in borrowing costs within the Blue Mountain project. The value of the option as at August 29, 2008 was estimated by an independent valuator.

The following is a summary of the components of bank loan liability as at September 30, 2008:

Loan proceeds received	$50,795,296
Less: value of the cash settlement option	(1,872,461)
48,922,835
Accrued interest to September 30, 2008	4,546,621
$53,469,456

10.	ASSET RETIREMENT OBLIGATION

	Sep. 30, 2008	June 30, 2008

Balance, beginning of period	$1,074,261	$424,377

Additonal liabilities incurred	42,862	639,536
Accretion expense	20,295	21,145
Foreign exchange adjustment	10,796	(10,797)

Balance, end of period	$1,148,214	$1,074,261

The majority of costs attributed to these commitments and contingencies are expected to be incurred by 2030, and are to be funded mainly from the Company’s cash provided by operating activities. The Company’s provision for future site reclamation and closure costs is based on known United States federal and local laws and regulations concerning environmental requirements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

11.	SHARE CAPITAL

	a)	Authorized

Unlimited voting common shares – no par value
25,000,000 first preferred shares – no par value (none issued)
25,000,000 second preferred shares – no par value (none issued)

	b)	Common Shares Issued and Outstanding

			CONTRIBUTED
	SHARES	AMOUNT	SURPLUS

Balance, June 30, 2008	94,169,504	$58,881,390	$4,385,478

Issued for cash
Stock options exercised	225,000	63,000	-
Stock options exercised - stock option valuation	-	39,013	(39,013)
Compensation options granted	-	-	126,256

Balance, September 30, 2008	94,394,504	$58,983,403	$4,472,721

c)	Stock Options

During the quarter ended September 30, 2008, the Company received $63,000 (2007 -$77,125) from the exercise of 225,000 (2007 – 117,500) stock options.

A summary of the changes in stock options for the quarter ended September 30, 2008 below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, June 30, 2008	8,009,000	$0.78

Granted	342,000	1.06
Exercised	(225,000)	0.28
Expired	-	0.00

Balance, Sep. 30, 2008	8,126,000	$0.80

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

11.	SHARE CAPITAL (Continued)

	c)	Stock Options (Continued)

As at September 30, 2008, the following stock options were outstanding:

	NUMBER			NUMBER
	OUTSTANDING		WEIGHTED	EXERCISABLE
	AT	REMAINING	AVERAGE	AT
EXERCISE	SEP 30	CONTRACTUAL	EXERCISE	SEP 30
PRICE	2008	LIFE (YRS)	PRICE	2008

$0.28	153,000	0.31	$0.28	153,000
$0.35	297,000	0.65	$0.35	297,000
$0.65	3,575,000	3.51	$0.65	3,575,000
$0.80	250,000	3.84	$0.80	250,000
$0.81	80,000	4.01	$0.81	80,000
$0.90	1,423,000	2.30	$0.90	1,423,000
$1.02	100,000	4.78	$1.02	100,000
$1.03	1,341,000	4.66	$1.03	1,266,000
$1.08	200,000	4.87	$1.08	200,000
$1.10	42,000	4.83	$1.10	-
$1.12	410,000	4.41	$1.12	410,000
$1.15	255,000	4.17	$1.15	226,250
	8,126,000	3.46	$0.80	7,980,250

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. During the three months ended September 30, 2008, the Company recorded $126,256 (2007 - $86,447) in stock-based compensation for options granted.

The exercise price of each option equals the market price of the Company’s stock on the date of the grant. The options vest immediately. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007

Risk free interest rate	2.76-3.76%	4.13-4.21%
Expected life	2 years	1-2 years
Expected volatility	58-65%	57-66%
Expected dividend yield	0%	0%
Weighted average value of options granted	$0.31	$0.30

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

11.	SHARE CAPITAL (Continued)

	d)	Share Purchase Warrants

As at September 30, 2008, the following share purchase warrants were outstanding:

NUMBER
OF	EXERCISE	EXPIRY
WARRANTS	PRICE	DATE

3,850,000	$1.10	February 12, 2009
19,202,000	$1.10	February 28, 2009

23,052,000

e)	Agents’ Compensation Units and Options

As at September 30, 2008, the following agents’ compensation units and options were outstanding:

		NUMBER		NUMBER
		OUTSTANDING	REMAINING	EXERCISABLE
	EXERCISE	AT	CONTRACTUAL	AT
		SEPTEMBER		SEPTEMBER
		30		30
EXPIRY DATES	PRICE	2008	LIFE (YRS)	2008

AGENTS UNITS
March 1, 2009	$0.65	1,846,160	0.42	1,846,160

AGENTS OPTIONS
November 15, 2009	$1.00	1,050,000	1.13	1,050,000

f)	Escrow Shares

As at September 30, 2008, there were no shares held in escrow.

12.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

As at September 30, 2008, a total of $528,092 (June 2008 - $81,179) was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is interest free, unsecured and is repayable on demand.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

12.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (Continued)

During the quarters ended September 30, 2008 and 2007, the following were paid or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	2008	2007

Consulting and wages – administration	$102,500	$97,326
Director fees	$24,000	$17,136
Consulting, including financing success fee – geothermal	$1,051,712	$54,021
Rent	$-	$1,238

Consulting and wages are primarily comprised of salary paid to the chief executive officer and chief financial officer, who are also directors and officers of the Company, during the normal course of their employment. Geothermal consulting costs, which are capitalized, primarily result from success fees paid to a director of the Company in connection with successfully arranging the Company’s Glitnir letters of credit in support of the LNTP contracted with Ormat and the TCW loan. The Company estimates financing success fees could reach, in total, approximately $2.65 million (US$2.6 million).

13.	COMMITMENTS

	a)	The Company has entered into operating leases for premises, vehicles and geothermal resources. The minimum annual commitments (including work commitments) are as follows:

2009	$636,173
2010	697,981
2011	703,600
2012	670,812
2013	671,295
2014 and thereafter	827,516

$4,207,377

b)

During 2006 the Company signed a 20-year power purchase agreement with NVE for continuous supply of up to approximately 35 gross megawatts of geothermal power to be produced from a new geothermal power plant to be built at the Company’s Blue Mountain geothermal site, in northern Nevada. The power will be used by the utility to serve its customers in Nevada. The PPA is secured by a cash collateralized US$645K letter of credit issued by Royal Bank of Canada.

c)

A November 2007 Large Generator Interconnect Agreement (“LGIA”) Agreement commits the Company to provide a letter of credit that can be drawn to reimburse NVE for network upgrades in the event the Company does not achieve commercial operation within three years of completing construction of its Blue Mountain power plant. The Agreement also commits the Company to reimburse NVE’s interconnection facilities capital expenditures, estimated to reach approximately $745,000 (US$700,000). In February 2008, an Amendment to the LGIA Agreement resulted in a letter of credit commitment of $1.5 million (US$1.37-million), which was issued during September, 2008 by Bank of the West. It is cash collateralized.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

13.	COMMITMENTS (Continued)

c)

In February 2008, the Company issued a $21.3 million (US$20.0 million) LNTP to Ormat for EPC services. The LNTP was supported by a letter of credit issued by Glitnir in the amount of $10.6 million (US$10.0 million). The LNTP commitment was increased on April 1, 2008, to $28.0 million (US$26.3 million) and concurrently the supporting letter of credit was increased to $16.0 million (US$15.0 million). On August 1, 2008, the Company amended the LNTP with Ormat, increasing the EPC commitment to $34.4 million (US$32.3 million) and extending its term to August 31, 2008.

d)

On August 29, 2008, concurrently with the TCW financing, a FNTP was issued to Ormat It commits the Company to an approximately $80.9 million (US$76 million) fixed price, date certain (substantial completion at December 31, 2009), guaranteed performance EPC contract. Simultaneously the US$ 15 million letter of credit was cash collateralized and issued by Bank of the West.

Restricted Cash (relating to collateralized amounts)

Beneficiary	Issuing Bank	USD	CDN

NV Energy – PPA	Royal Bank Of Canada	$645,000	$686,409
Ormat	Bank of the West	15,000,000	15,963,000
NV Energy – LGIA	Bank of the West	1,370,100	1,458,060
RBC VISA	Royal Bank of Canada	-	30,000

		$17,015,100	$18,137,469

e)

On September 12, 2008, the Company entered into approximately $4.8 million (US$4.5 million) fixed price EPC contract with Wilson Utility Construction Co. to build a 120 MW, 21 mile transmission line from the Blue Mountain power plant to the interconnection with NVE’s switching station.

f)

On October 15, 2008, the Company entered into a contract with JFMPE, Inc. to provide professional services relating to the mechanical/electrical, controls engineering, and design for the gathering system at the Blue Mountain Power Plant. The estimated amount of the contract is $258,000 (US$243,000) plus construction inspection and other support time billed on a hourly rate.

14.	ADDITIONAL CASH FLOW INFORMATION

	September 30,
	2008	2007

Cash and cash equivalents is comprised of:
Cash	$225,463	$509,716
Short term deposits	3,234,318	6,425,995

	$3,459,781	$6,935,711

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

15.	SUBSEQUENT EVENTS

Except as disclosed elsewhere in these consolidated financial statements, the following are significant events subsequent to September 30, 2008:

a)

Subsequent to September 30, 2008, the Company drew down a further US$16,641,000 to pay construction and drilling expenses of the Blue Mountain project including those incurred prior to September 30, 2008.

b)

On November 3, 2008, the Company and NVE amended the PPA to improve pricing and to increase power sales, consistent with the size of the resource and the plant under construction. At this time an additional cash collateralized letter of credit was provided to NVE in the amount of approximately $US 1.6 million.

	c)	On November 12, 2008, following a review of detailed engineering, the State of Nevada issued a full CAPP permit to construct the contracted power plant.

	d)	Subsequent to the quarter end, the Company began drilling wells 89-11, 58A-15 and 57-15. Well 58A-15 is complete and will be a successful injector well. The other two wells are not complete.

	e)	On November 18, 2008, the Company granted 100,000 stock options, exercisable at $0.50 per share, expiring five years from the date of grant.

f)

The Company adopted a shareholder rights plan. The objectives of the rights plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any takeover bid for the Company. Currently securities legislation only requires a takeover bid to remain open for 35 days. The board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the board to pursue alternatives which could maximize shareholder value and make informed recommendations to shareholders. The rights plan was not adopted in response to, or in anticipation of, any acquisition or takeover offer. The Company is not aware of any pending or threatened takeover bid.

In order to implement the rights plan, the board of directors has authorized the issuance of the rights to holders of its common shares at the rate of one right for each common share outstanding. For administrative convenience, the rights will automatically attach to the common shares and will be represented by certificates representing the common shares. No further action will be required by the shareholders. On the occurrence of certain triggering events, which includes the acquisition by a person or a group of 20 per cent or more of the votes attached to all outstanding voting shares of the Company in a transaction not approved by the board of directors, the rights will entitle to holders to acquire new common shares of the company at a significant discount to the market price. The rights are not triggered by purchases of voting shares made pursuant to a permitted bid, which is a takeover bid made by way of a formal takeover bid circular to all holders of common shares on identical terms, which is open for a prescribed number days and is for a prescribed minimum number of the outstanding voting shares held by independent shareholders, and which permits shareholders who tender their shares to subsequently withdraw them before the closing date of the bid.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Expressed in Canadian Dollars)

15.	SUBSEQUENT EVENTS (Continued)

The rights plan is effective upon its adoption by the board, however it is subject to acceptance by the TSX Venture Exchange and ratification by the Company's shareholders. The rights plan will be submitted to the shareholders for ratification at the Company's upcoming annual general meeting, scheduled for Dec. 4, 2008.